Exhibit 99.3

PW Partners Believes BJRI Stock is Materially Undervalued

NEWS PROVIDED BY

PW Partners →

20 Feb, 2024, 15:40 ET

- PW Partners Intends To Take Action To Close The Gap Between BJRI Stock Price And Its Intrinsic Value.

JUPITER, Fla., Feb. 20, 2024 /PRNewswire/ -- PW Partners, LLC and its affiliates (“PW Partners”) a value-oriented, activist investor which is a shareholder of BJ’s Restaurants Inc. (the “Company”, “BJ’s”), (Nasdaq: BJRI) sent a letter to Gerald Deitchle, Chairman of BJ’s, calling for immediate actions to create long-term value for shareholders.

Dear Mr. Deitchle:

PW Partners Capital Management, LLC (“PW Partners”) is an investment group that beneficially owns approximately 4.9% of the outstanding shares of BJ’s Restaurants, Inc (the “Company”, “BJRI” or “BJ’s”), (Nasdaq: BJRI). We have been shareholders for over a decade. Given the historical performance of BJRI’s stock price, PW Partners intends to take action to materially improve the operations of BJRI, which we believe will close the gap between BJRI’s share price and its intrinsic value. PW Partners believes BJRI’s stock price is materially undervalued.

We recommend the Board take the following actions:

•	Reduce the current cost structure by $50 million by the end of the second quarter of 2024 with a focus on G&A, Labor and Purchasing. PW Partners is ready, willing and able to lead in the execution of this cost savings plan;

•	Execute a $100 million stock buyback. Given the stock price, the quantum of share repurchases in the fourth quarter of 2023 was disappointing. The Company should be aggressively buying back its stock at these prices. BJ’s has the opportunity to purchase Company assets at a material discount to their replacement value. PW Partners believes replacement cost for the Company’s assets materially exceed the current share price. PW Partners calculates the replacement cost of the Company’s assets at approximately $55 per share;

•	Reduce the Board size to seven members, all of whom are focused on shareholder value. The current Board size is excessive and has not translated into shareholder value;

•	Appoint our representatives to the Board. BJ’s shareholders deserve a Board that will act vigorously to maximize shareholder value. We believe our initiatives must be implemented immediately at this critical time in the Company’s history.

Ten years ago, PW Partners engaged and joined the BJ’s Board because we felt there was a significant opportunity for margin expansion. We were correct and the stock price increased more than 80% over the following year as management realized material cost efficiencies. We believe the margin expansion opportunity is even greater today while the stock price is much cheaper than it was in 2014.

CC: Stephen Fraidin

Cadwalader, Wickersham & Taft LLP

Sincerely,

Patrick Walsh

Chief Executive Officer

PW Partners, LLC

SOURCE PW Partners

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